Exhibit 99.2

UPENDRA SHUKLA
B. Com., F. C. S.
Company Secretary

504, Navkar,
Nandapatkar Road,
Vile Parle East, Mumbai - 400 057.
Resi : 2611 8257
Mob.: 98211 25846
E-mail : ucshukla@rediffmail.com

Shri Navin Agrawal
Chairman
Vedanta Limited
1st Floor, C wing, Unit 103, Corporate Avenue
Atul Projects, Chakala, Andheri (East)
Mumbai 400 093

Dear Sir,

Sub: Combined Report on remote E-voting and voting by Instapoll (Tab Voting) conducted at 54th Annual General Meeting of Vedanta Limited.

1) As per the provisions of Section 108 of the Companies Act, 2013 read with the Rule 20 of the Companies (Management and Administration) Rules, 2014 as also Regulation 44 (1) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company had provided the facility of remote e-voting to the Shareholders to cast their votes electronically on all the resolutions proposed in the notice of 54th Annual General Meeting.

2) In line with the provisions of the Companies Act, 2013 and in term of the clarifications issued by MCA, voting by show of hands is not permitted at the general meeting where e-voting has been offered to the Shareholders. Therefore, at the 54th Annual General Meeting of the Company, voting was announced by the Chairman and was conducted by means of Instapoll (Tab Voting).

3) I, Upendra C. Shukla, Practising Company Secretary, was appointed as the Scrutinizer by the Company to scrutinize the remote e-voting process. I was also appointed as Scrutinizer to scrutinize the voting by means of Instapoll (Tab Voting) at the 54th Annual General Meeting (AGM). The said appointment was for ascertaining the requisite majority on remote e-voting as also on Instapoll (Tab Voting) carried out for the resolutions proposed to be passed at the 54th AGM of the Shareholders of the Company, held on Thursday, the 11th July, 2019.

4) M/s. Karvy Fintech Pvt. Ltd., the Registrar and Share Transfer Agents of the Company, provided all the requisite data of the shareholders eligible for voting.

5) My responsibility as a scrutinizer for electronic voting process is also to make Combined Report for both remote e-voting and instapoll, on the votes cast 'in favour' or 'against' the resolutions placed before the 54th AGM of the Company.

6) Based on the reports generated from the e-voting system provided by M/s. Karvy Fintech Pvt. Ltd. and also votes cast on Instapoll (Tab Voting), I submit the consolidated results of the e-voting and the Instapoll (Tab Voting) as under:

Vedanta Limited

F.C.S.-2727 C.P.-1654 MUMBAI

...2/

C-90, Snehadhara, Dadabhai Cross Road No.3, Vile Parle West, Mumbai - 400 056. Tel.: 2624 3350

UPENDRA SHUKLA

: 2 :

Resolution No. 1: Ordinary Resolution: Adoption of the Audited Standalone Financial Statements of the Company for the financial year ended March 31, 2019 and the reports of the Board of Directors and Auditors thereon.

	In favour of the Resolution			Against the Resolution			Abstain	
	No. of Response received	No. of votes cast	% of votes cast	No. of Response received	No. of votes cast	%of votes cast	No. of Response	No. of shares/ votes
E-voting	893	3045544363	99.977	12	714949	0.023	23	11960000
Instapoll (Tab Voting)	143	210683	98.229	13	3799	1.771	3	10565
Combined	1036	3045755046	99.976	25	718748	0.024	26	11970565

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

Resolution No. 2: Ordinary Resolution: Adoption of the Audited consolidated financial statements of the Company for the financial year ended March 31, 2019 and the report of Auditors thereon.

	In favour of the Resolution			Against the Resolution			Abstain	
	No. of Response received	No. of votes cast	% of votes cast	No. of Response received	No. of votes cast	%of votes cast	No. of Response	No. of shares/ votes
E-voting	892	3045544302	99.976	13	715009	0.024	23	11960000
Instapoll (Tab Voting)	143	210902	98.331	13	3580	1.669	3	10565
Combined	1035	3045755204	99.976	26	718589	0.024	26	11970565

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

Resolution No. 3: Ordinary Resolution: Confirmation of payment of two Interim Dividends aggregating to Rs.18.85 per Equity Share for the financial year ended March 31, 2019.

	In favour of the Resolution			Against the Resolution			Abstain	
	No. of Response received	No. of votes cast	% of votes cast	No. of Response received	No. of votes cast	%of votes cast	No. of Response	No. of shares/ votes
E-voting	900	3053148518	100	9	942	Negligible	18	5065958
Instapoll (Tab Voting)	146	211226	98.482	10	3256	1.518	3	10565
Combined	1046	3053359744	100	19	4198	Negligible	21	5076523

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

..3/

Vedanta Limited

F.C.S.-2727 C.P.-1654 MUMBAI

UPENDRA SHUKLA

: 3 :

Resolution No. 4: Ordinary Resolution: Confirmation of the payment of Preference Dividend on 7.5% on Non-cumulative Non-Convertible Redeemable Preference Shares for the period from April 1, 2018 up to the date of redemption i.e. October 27, 2018.

	In favour of the Resolution			Against the Resolution			Abstain	
	No. of Response received	No. of votes cast	% of votes cast	No. of Response received	No. of votes cast	%of votes cast	No. of Response	No. of shares/ votes
E-voting	885	3053146001	99.999	19	1817	0.001	25	5067599
Instapoll (Tab Voting)	143	210683	98.243	12	3769	1.757	4	10595
Combined	1028	3053356684	100	31	5586	Negligible	29	5078194

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

Resolution No. 5: Ordinary Resolution: Appointment of Ms. Priya Agarwal (DIN: 05162177), who retires by rotation and being eligible, offers herself for re-appointment as a Director.

	In favour of the Resolution			Against the Resolution			Abstain	
	No. of Response received	No. of votes cast	% of votes cast	No. of Response received	No. of votes cast	%of votes cast	No. of Response	No. of shares/ votes
E-voting	846	3018336011	99.252	48	22749281	0.748	37	17130126
Instapoll (Tab Voting)	142	210394	98.094	14	4088	1.906	3	10565
Combined	988	3018546405	99.252	62	22753369	0.748	40	17140691

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

Resolution No. 6: Ordinary Resolution: Appointment of Mr. Srinivasan Venkatakrishnan (DIN: 08364908) as the Whole-Time Director, designated as Chief Executive Officer (CEO) of the Company for the period from March 01, 2019 to August 31, 2021.

	In favour of the Resolution			Against the Resolution			Abstain	
	No. of Response received	No. of votes cast	% of votes cast	No. of Response received	No. of votes cast	%of votes cast	No. of Response	No. of shares/ votes
E-voting	828	2971102785	98.450	54	46780912	1.550	47	40331721
Instapoll (Tab Voting)	142	210394	98.094	14	4088	1.906	3	10565
Combined	970	2971313179	98.450	68	46785000	1.550	50	40342286

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

Vedanta Limited

UPENDRA C. SHUKLA F.C.S.-2727 C.P.-1654 MUMBAI COMPANY SECRETARY

..4/

UPENDRA SHUKLA

: 4 :

Resolution No. 7: Ordinary Resolution: Re-appointment of Mr. Tarun Jain (DIN: 00006843) as Non-Executive Director of the Company for a period of one (1) year effective April 1, 2019 to March 31, 2020.

	In favour of the Resolution			Against the Resolution			Abstain	
	No. of Response received	No. of votes cast	% of votes cast	No. of Response received	No. of votes cast	%of votes cast	No. of Response	No. of shares/ votes
E-voting	866	3031478512	99.290	40	21669988	0.710	24	5066908
Instapoll (Tab Voting)	142	210394	98.094	14	4088	1.906	3	10565
Combined	1008	3031688906	99.290	54	21674076	0.710	27	5077473

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

Resolution No. 8: Special Resolution: Approval of the payment of remuneration to Mr. Tarun Jain (DIN:00006843), Non-Executive Director in excess of the limits prescribed under Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

	In favour of the Resolution			Against the Resolution			Abstain	
	No. of Response received	No. of votes cast	% of votes cast	No. of Response received	No. of votes cast	%of votes cast	No. of Response	No. of shares/ votes
E-voting	829	3022785950	99.006	75	30356112	0.994	26	5073356
Instapoll (Tab Voting)	142	210394	98.094	14	4088	1.906	3	10565
Combined	971	3022996344	99.006	89	30360200	0.994	29	5083921

Since combined number of votes cast in favour of the resolution is more than three times the votes cast against the resolution, the said special resolution may be declared passed.

Resolution No. 9: Ordinary Resolution: Appointment of Mr. Mahendra Kumar Sharma (DIN: 00327684) as an Independent Director for a term effective from June 01, 2019 till May 03, 2022.

	In favour of the Resolution			Against the Resolution			Abstain	
	No. of Response received	No. of votes cast	% of votes cast	No. of Response received	No. of votes cast	%of votes cast	No. of Response	No. of shares/ votes
E-voting	784	2976637949	97.494	123	76505015	2.506	25	5072444
Instapoll (Tab Voting)	144	210429	93.505	15	14618	6.495	0	0
Combined	928	2976848378	97.494	138	76519633	2.506	25	5072444

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

Vedanta Limited

F.C.S.-2727 C.P. - 1654 MUMBAI

..5/

UPENDRA SHUKLA

: 5 :

Resolution No. 10: Ordinary Resolution: Ratification of the remuneration of Cost Auditors for the financial year ended March 31, 2020.

	In favour of the Resolution			**Against the Resolution**			**Abstain**	
	No. of Response received	No. of votes cast	% of votes cast	No. of Response received	No. of votes cast	%of votes cast	No. of Respon se	No. of shares/ votes
E-voting	886	3053121405	99.999	21	27230	0.001	23	5066783
Instapoll (Tab Voting)	143	210424	98.108	13	4058	1.892	3	10565
Combined	1029	3053331829	99.999	34	31288	0.001	26	5077348

Since combined number of votes cast in favour of the resolution is more than number of votes cast against the resolution, the said ordinary resolution may be declared passed.

7) Out of 161, 2 cases of instapoll (Tab Voting) were found invalid.

8) It is specifically pointed-out that in case of e-voting some of the shareholders partially cast their votes in favour and partially against the resolution.

9) A list of Equity Shareholders, who voted through e-voting and through Instapoll (Tab Voting) is kept ready for handing over to the Company Secretary.

Thanking you,

Yours faithfully,

(U.C. SHUKLA)
Company Secretary
FCS- 2727/ CP- 1654

Dated: July 11, 2019
Place: Mumbai